FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 23, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Suspension of NYSE Listing dated 23 September 2004



23 September 2004



                               British Energy plc

                    SUSPENSION OF NYSE LISTING ANNOUNCEMENT

British Energy plc ("British Energy") announced earlier today that it intended to apply to the United Kingdom Listing Authority for the cancellation of the listings of its Ordinary and A shares. In that announcement it also advised that the New York Stock Exchange ("NYSE") had informed the Company that trading of the Company's American Depositary Receipts ("ADRs") on the NYSE was likely to be suspended and delisting proceedings commenced in New York on or before the date on which the London listings of the shares are cancelled.

The NYSE has now advised British Energy that it intends to suspend trading in the British Energy ADRs prior to the opening of trading on Tuesday September 28, 2004, subject to any material adverse developments. At the time that trading is suspended, the NYSE also intends to institute delisting proceedings.

The full text of the NYSE's announcement is appended below.


For further information please contact:

John Searles                Investor Relations                    01355 262 202
Andrew Dowler               Media enquiries                       020 7831 3113
Website: www.british-energy.com



                                    APPENDIX

"NYSE to Suspend Trading in British Energy plc and Moves to Remove from the List

NEW YORK, September 23, 2004 -- The New York Stock Exchange (the "NYSE") announced today that it determined that the American Depositary Receipts of British Energy plc (the "Company") -- ticker symbol BGY -- should be suspended prior to the opening of trading on Tuesday, September 28, 2004, subject to any material adverse developments. The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. Application to the Securities and Exchange Commission to delist the issue will be made after the completion of applicable delisting procedures, including any appeal by the Company of the NYSE staff's decision.

The decision was reached in view of the fact that the Company announced today it intends to seek with the UK Listing Authority a cancellation of the listing of its Ordinary and A Shares from the Company's home market in London.

Additionally, the NYSE notes that the Company had previously fallen below the NYSE's average global market capitalization and stockholders' equity continued listing standard and was operating pursuant to a business plan to demonstrate compliance with this standard prior to February 2005.

The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable."



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 23, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations